Gustavson Associates, LLC

200 Union Blvd., Suite 440
Lakewood, CO 80422

CONSENT

Gustavson Associates LLC ("Gustavson") states that it is responsible for preparing or supervising the preparation of part(s) of the technical report summary titled CK Gold Project with an effective date of November 15, 2021 (the "Technical Report Summary").

Furthermore, Gustavson states that:

(a) The document the Technical Report Summary supports is the Annual Report on Form 10-K of US Gold Corp. ("US Gold") for the year ended April 30, 2024, including the documents incorporated by reference therein (collectively the "Form 10-K");

(b) Gustavson consents to: being named in the Form 10-K as a company whose principal business is providing engineering or geoscientific services, and whose business gives authority to a statement made by the company, as required by Subpart 1300 of Regulation S-K promulgated by the US Securities and Exchange Commission; to the use of Gustavson's name in the Form 10-K in connection with any references, quotation from or summarization in the Form 10-K of the parts of the Technical Report for which Gustavson is responsible; and to the incorporation by reference of the Technical Report into the Form 10-K; and

(c) WSP confirms that it has read the Form 10-K, and has no reason to believe that there are any misrepresentations in the information contained in the Form 10-K that are derived from those sections of the Technical Report Summary that it is responsible for preparing or that are within its knowledge as a result of services performed by Gustavson in connection with the Technical Report Summary.

Gustavson also consents to the incorporation by reference, in Registration Statements on Form S-3 (File No. 333-262415) and Form S-1 (File No. 333-253168) of US Gold, of the above items as included in the Form 10-K.

Dated at **Lakewood, Colorado** this [26th] day of **July, 2024.**

Gustavson Associates, LLC

D. David Marston, PE, Senior V ice President

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